[redacted]

11016505

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

n.a. 3/17

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43174

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUSQUEHANNA CAPITAL GROUP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 CITY LINE AVE SUITE 220
(No. and Street)

BALA CYNWYD	PA	19004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN SULLIVAN 610-617-2635
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/11

OATH OR AFFIRMATION

I, BRIAN SULLIVAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUSQUEHANNA CAPITAL GROUP, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

TREASURER

Title

2/9/11

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
ANNA DiSANTO-MATZIK, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires April 21, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

SUSQUEHANNA CAPITAL GROUP
(a general partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Partners
Susquehanna Capital Group
Bala Cynwyd, Pennsylvania

We have audited the accompanying statement of financial condition of Susquehanna Capital Group (the "Entity") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Entity's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Susquehanna Capital Group as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 24, 2011

SUSQUEHANNA CAPITAL GROUP

Statement of Financial Condition
December 31, 2010
(dollars in thousands)

ASSETS	
Cash	$ 12
Receivable from clearing brokers	1,117,654
Bond interest receivable	700
Securities owned - at fair value	2,332,660
Accrued trading receivables	1,587
Exchange membership - at cost (fair value $255)	186
Exchange membership - at fair value	110
Exchange shares - at cost (fair value $1,521)	317
Exchange shares - at fair value	128
Fixed assets (net of accumulated depreciation of $3,966)	1,033
Other assets	1,237
	$ 3,455,624
LIABILITIES AND PARTNERS' CAPITAL	
Bond interest payable	$ 8,175
Securities sold, not yet purchased - at fair value	2,841,742
Accrued trading payables	2,763
Payable to affiliates	5,862
Accrued compensation	26,542
Accrued guaranteed payments to partners	2,698
Accrued expenses and other liabilities	1,007
Total liabilities	2,888,789
Partners' capital	566,835
	$ 3,455,624

See notes to statement of financial condition

Notes to Statement of Financial Condition
December 31, 2010
(dollars in thousands)

NOTE A - ORGANIZATION

Susquehanna Capital Group (the "Entity") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and its designated examining regulatory authority is the Financial Industry Regulatory Authority ("FINRA"). The Entity trades for its own account as a dealer and market-maker on the principal United States securities exchanges. The Entity is owned 99.9% by Susquehanna International Group, LLP ("SIG") and 0.1% by SIG Holding, LLC.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The Entity records purchases and sales of securities and its related revenues and expenses on a trade-date basis

Interest income and expense are recorded on the accrual basis.

Dividend income and dividends on securities sold short are recorded on the ex-dividend date.

The Entity maintains cash in a deposit account which, at times, may exceed federally insured limits.

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the period-end exchange rates. Purchases and sales of investments that are denominated in foreign currencies are translated into United States dollar amounts at the prevailing rates of exchange on the transaction date.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

NOTE C - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Entity measures its financial instruments in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Section for Fair Value Measurements. This codification section clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. Fair Value Measurements establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under Fair Value Measurements are described below:

<u>Level 1</u>: Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Entity has the ability to access at the measurement date;

<u>Level 2</u>: Inputs that are observable for substantially the full term of the asset or liability (other than quoted prices for the specific asset or liability in an active market), including quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in a nonactive market, inputs other than quoted prices, and inputs derived principally from or corroborated by observable market data by correlation or otherwise; and

<u>Level 3</u>: Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

(dollars in thousands)

NOTE C - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

As required by the Codification Section for Fair Value Measurements, financial instruments are classified within the level of the lowest significant input considered in determining fair value. Investments classified within Level 3, whose fair value measurement considers several inputs, may include Level 1 or Level 2 inputs as components of the overall fair value measurement.

The table that follows sets forth information about the level within the fair value hierarchy at which the Entity's investments are measured at December 31, 2010.

Assets Measured at Fair Value:

		Fair Value Measurements Using		
Description	**Total**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Equity/Options/Warrants/Rights				
Market Maker/Specialist	$ 1,741,202	$ 1,724,037	$ 17,165	$ 0
Arbitrage	498,253	498,198	55	
Debt Securities Corporate	16,140		16,140	
Government (Agency, Municipal Bonds, and Treasuries)	76,686		76,686	
Futures (Commodity, Currency, and Financial):				
Futures	18,917	18,917		
Options on Futures	379	379		
Total	$ 2,351,577	$ 2,241,531	$ 110,046	$ 0

SUSQUEHANNA CAPITAL GROUP

Notes to Statement of Financial Condition
December 31, 2010
(dollars in thousands)

NOTE C - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Liabilities Measured at Fair Value:

		Fair Value Measurements Using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity/Options/Warrants/Rights				
Market Maker/Specialist	$ 1,705,156	$ 1,702,390	$ 2,766	$ 0
Arbitrage	433,444	433,280	164	
Debt Securities Corporate	104,061		104,061	
Government (Agency, Municipal Bonds, and Treasuries)	598,817		598,817	
Futures (Commodity, Currency, and Financial):				
Futures	24,201	24,201		
Options on Futures	264	264		
Total	$ 2,865,943	$ 2,160,135	$ 705,808	$ 0

NOTE D - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased, are summarized as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$ 2,140,503	$ 2,068,535
Warrants	13,478	77
Rights	2	1,329
Debt securities	92,826	702,878
Options	85,851	68,923
	$ 2,332,660	$ 2,841,742

(dollars in thousands)

NOTE D - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED (CONTINUED)

Equity securities owned, equity securities sold, not yet purchased, and futures contracts, traded on a national securities exchange, are valued at the last reported sales price on December 31, 2010. Debt securities are generally valued using broker or dealer quotations or alternative pricing sources. Options are valued at the mean between the last bid and the last ask prices on December 31, 2010.

NOTE E - RECEIVABLE FROM CLEARING BROKERS AND CONCENTRATION OF CREDIT RISK

The clearing and depository operations for the Entity's securities transactions are primarily provided by Merrill Lynch Professional Clearing Corp. and Merrill Lynch International London.

At December 31, 2010, all of the securities owned and securities sold, not yet purchased, and the amount receivable from clearing brokers reflected on the statement of financial condition are securities positions with and amounts due from these clearing brokers. The securities serve as collateral for the amount payable to the brokers. The clearing brokers have the right to sell or repledge this collateral, subject to the clearing agreements with the Entity.

NOTE F - RELATED PARTY TRANSACTIONS

The Entity is affiliated through common ownership with River Cross Securities LLLP, Waves Licensing, LLC and Global Execution Brokers, L.P.

SIG acts as a common payment agent for the Entity and various affiliates for all direct and indirect operating expenses. The Entity pays a monthly management fee for the indirect costs based on allocations determined at SIG's discretion. Included in payable to affiliates is $5,294 relating to these operating costs.

River Cross Securities LLLP executes trades for the Entity and, in turn, receives commissions at various rates. Included in payable to affiliates is a payable for commissions due of $258 as of December 31, 2010.

The Entity has a licensing agreement with Waves Licensing, LLC. The agreement allows the Entity to utilize Waves Licensing, LLC's intellectual property and research and development, of which Waves Licensing, LLC is the exclusive owner. As consideration for the license, the Entity pays an annual licensing fee equal to 9.5% of the Entity's net trading profits, if any, as defined in the licensing agreement.

Guaranteed payments in 2010 are determined based on certain contributed Partners' capital.

The Entity, on occasion, uses Global Execution Brokers, L.P. as its broker for execution services.

Because of their short-term nature, the fair values of the payable to affiliates approximates their carrying amounts.

The Entity and various other entities operate under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new business activities and/or trade new products. Due to the nature of certain trading activities, it may be necessary or advantageous to trade certain financial instruments in one entity for the purpose of hedging risk related to the trading activity of another entity. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had these entities operated autonomously.

NOTE G - INVESTMENT IN EXCHANGE MEMBERSHIPS/SHARES

The Entity conducts business on the Chicago Board of Trade as an Equity Member Firm, as defined in Rule 106.J. Pursuant to this membership, the Entity is required to hold one series B-1 ("Full") trading right and 4,725 shares of CME Group, Inc. stock.

The Entity holds 1,000 shares of common stock of NSX Holdings, Inc., a private company. NSX Holdings, Inc. is the sole stockholder of the National Stock Exchange, Inc.

The above trading rights and shares are carried at cost on the statement of financial condition, as they are considered operational assets.

The Entity holds one full membership on the Minneapolis Grain Exchange ("MGEX"). The Entity is under no obligation to hold this membership in order to be a member of the exchange, and therefore, it is considered an asset held for investment purposes. Accordingly, this membership is reported at fair value on the statement of financial condition.

The Entity holds 5,590 shares of the Chicago Board Options Exchange ("CBOE") stock. The Entity is under no obligation to hold these shares in order to be a member of the exchange. Thus, the shares are considered assets held for investment purposes. Accordingly, these shares are reported at fair value on the statement of financial condition.

NOTE H - FINANCIAL INSTRUMENTS AND RISK

In the normal course of its business, the Entity trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, interest rate risk, credit risk, currency risk and other risks could exceed the related amounts recorded. In general, the Entity hedges its positions based on internally developed valuation models. These models take into consideration the types of risks mentioned above in an attempt to identify arbitrage opportunities associated with various types of financial instruments held by the Entity. Losses may occur when the underlying assumptions on which the Entity's trading is based are not completely representative of actual market conditions. The Entity attempts to mitigate these risks on a daily basis by actively managing its portfolio and adjusting its hedges. However, the success of any trading activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads and interest rates for both equity and interest rate sensitive investments. Unexpected volatility or illiquidity in relevant markets could cause the Entity to incur losses and adversely affect its ability to carry out its business.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments resulting from market fluctuations.

Interest rate risk is the risk that the fair value or future cash flows of fixed income or rate sensitive investments will increase or decrease because of changes in interest rates. Generally, the value of fixed income securities will change inversely with changes in interest rates. As interest rates rise, the fair value of fixed income securities tends to decrease. Conversely, as interest rates fall, the fair value of fixed income securities tends to increase. This risk is generally greater for long-term securities than for short-term securities.

Currency risk is the risk that the fair value of an investment will fluctuate because of changes in foreign exchange rates. Investments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

NOTE H - FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, the Entity is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

While the use of certain forms of leverage, including margin borrowing and derivative instruments, can substantially improve the return on invested capital, such use may also increase the adverse impact to which the portfolio of the Entity may be subject.

Derivative financial instruments may be used to manage market risk and to take an active long or short position in the market. Should interest rates or credit spreads move unexpectedly, anticipated benefits may not be achieved and a loss realized. Furthermore, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the instruments, interest rates and the underlying assets.

Short selling, or the sale of securities not owned by the Entity, exposes the Entity to the risk of loss in an amount greater than the initial proceeds. Such losses can increase rapidly and, in the case of equities, without effective limit. The Entity limits the risk associated with the short selling of equities by hedging with other financial instruments.

The Entity purchases and sells options on securities and options on futures contracts.

The writer of a call option which is covered (e.g., the writer has a long position in the underlying instrument) assumes the risk of a decline in the market price of the underlying instrument below the value of the underlying instrument less the premium received, and gives up the opportunity for gain on the underlying instrument above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying instrument above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. If the buyer of the call sells short the underlying instrument, the loss on the call will be offset, in whole or in part, by any gain on the short sale of the underlying instrument.

The seller of a put option which is covered (e.g., the writer has a short position in the underlying instrument) assumes the risk of an increase in the market price of the underlying instrument above the sales price (in establishing the short position) of the underlying instrument, plus the premium received, and gives up the opportunity for gain on the underlying instrument below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying instrument below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying instrument, the loss on the put will be offset in whole or in part by any gain on the underlying instrument.

The Entity invests in futures. Substantially all trading in futures has as its basis a contract to purchase or sell a specified quantity of a particular asset for delivery at a specified time, although the majority of futures contracts traded by the Entity are settled only in cash based on the value of the underlying asset or composite index. Futures trading involve trading in contracts for future delivery of standardized, rather than specific, lots of particular assets.

Futures prices are highly volatile. Price movements for the futures contracts which the Entity may trade are influenced by, among other things, changing supply and demand relationships, government, trade, fiscal, and economic events, and changes in interest rates. Governments from time to time intervene, directly and by regulation, in certain markets, often with the intent to influence prices directly.

The open positions must be "marked to market" daily, requiring additional margin deposits if the position reflects a loss that reduces the Entity's equity below the level required to be maintained and permitting release of a portion of the deposit if the position reflects a gain that results in excess margin equity.

NOTE H - FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

The Entity may buy or sell "high yield" bonds which are rated in the lower rating categories by the various credit rating agencies (or in comparable non-rated securities). Securities in the lower rating categories are subject to greater risk of loss of principal and interest than higher-rated securities and are generally considered to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. They are also generally considered to be subject to greater risk than securities with higher ratings in the case of deterioration of general economic conditions. Because investors generally perceive that there are greater risks associated with the lower-rated securities, the yields and prices of such securities may tend to fluctuate more than those for higher-rated securities. Adverse publicity and investor perceptions about lower-rated securities, whether or not based on fundamental analysis, may be a contributing factor in a decrease in the value and liquidity of such lower-rated securities.

NOTE I - DERIVATIVE FINANCIAL INSTRUMENTS

The following table sets forth the fair value of the Entity's derivative financial instruments by major product type on a gross basis as of December 31, 2010:

		Fair Value		
	Approximate Annual Volume (Contracts)*	**Assets**	**Liabilities**	**Statement of Financial Condition Location**
Options	30,115	$ 85,472	$ 68,659	Securities owned and Securities sold, not yet purchased
Warrants	234,910	$ 13,478	$ 77	Securities owned and Securities sold, not yet purchased
Rights	4,244	$ 2	$ 1,329	Securities owned and Securities sold, not yet purchased
Futures (Commodity, Currency, and Financial)				
Futures	2,775	$ 18,917	$ 24,201	Receivable from clearing brokers
Options on Futures	1,574	$ 379	$ 264	Securities owned and Securities sold, not yet purchased

* Approximate annual volume of contracts shown are in thousands.

(dollars in thousands)

NOTE J - INCOME TAXES

No provision for federal income taxes has been made because the Entity is a partnership and, therefore, is not subject to federal income taxes. The Entity is currently not subject to state or local income taxes.

Management has determined that there are no material uncertain income tax positions at December 31, 2010, and as such no interest or penalties were recognized.

The Entity is no longer subject to federal, state, or local tax examinations by taxing authorities for tax years before 2007 and presently has open federal examinations for tax years 2007 and 2008. Any resulting adjustments pursuant to the examinations would be reportable by its partners on their respective tax returns.

NOTE K - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Entity is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Entity computes its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital, as defined, of the greater of $250 or an amount determinable based on the market price and number of securities in which the Entity is a market-maker, not to exceed $1,000. Net capital changes from day to day, but as of December 31, 2010, the Entity had net capital of $144,896, which exceeded its requirement of $1,000 by $143,896.

NOTE L - SUBSEQUENT EVENTS

The Entity evaluated subsequent events after the date of the financial statement to consider whether or not the impact of such events needed to be reflected or disclosed in the financial statement. Such evaluation was performed through the report date of the financial statement, the date that this financial statement was issued.

Subsequent to December 31, 2010, a partner made capital contributions of $273,000 and withdrawals of $340,000.